SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                    --------
                               EXIDE TECHNOLOGIES
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                    302051206
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                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                                200 Park Avenue,
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 6, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206
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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
              Mellon HBV Alternative Strategies LLC   I.R.S. No.:  13-4050836
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
--------- -----------------------------------------------------------------
     3        SEC USE ONLY
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     4        SOURCE OF FUNDS*
              OO
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
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     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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     7        SOLE VOTING POWER
              417,386
              (representing a convertible debt position
               convertible into 417,386 shares of Common Stock )
              --------------------------------------------------------------
     8        SHARED VOTING POWER
              0
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     9        SOLE DISPOSITIVE POWER
              417,386
              (representing a convertible debt position
               convertible into 417,386 shares of Common Stock )
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     10       SHARED DISPOSITIVE POWER
              0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
              417,386
              (representing a convertible debt position
               convertible into 417,386 shares of Common Stock )
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (see Instructions)
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.67%
              (representing a convertible debt position
               convertible into 417,386 shares of Common Stock )

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     14       TYPE OF REPORTING PERSON (see Instructions)
              IA
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




Introduction:     The  Reporting  Person is  filing  this  amendment  no. 1 to
Schedule  13D to report  sales of shares of the  Issuer's  common  stock.

Item 1.  Security and Issuer.

          Security: Common Stock ("Common Stock").

          Issuer's Name and Address. Exide Technologies, Crossroads, Corporate Center, 3150 Brunswick Pike, Suite 230, Lawrenceville, NJ 08648.

Item 2.  Identity and Background.

          (a) Mellon HBV Alternative Investment Strategies LLC.

          (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, New York, NY 10166-3399.

          (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

Item 5.  Interest in Securities of the Issuer.

          (a) As of March 9, 2006, the Reporting Person beneficially owned in the aggregate 417,386 shares of the Company's Common Stock (the "Shares"), which represents a convertible bond position convertible into 417,386 shares of Common Stock within sixty (60) days from the date hereof), representing approximately 1.7% of the outstanding Common Stock (based on 24,545,291 shares reported outstanding as of February 3, 2006 by the Company on its Form 10-Q filed for the quarter ended December 31, 2005 filed on February 9, 2006).

          (c) The information for the past 60 days relating to the transactions effected by the Reporting Person with respect to the Issuer's Common Stock and warrants to purchase comment stock is set forth below.

         Security       Trade Date     Number of Shares    Price Per Share
         Common Stock   2/16/06           10,000                   $ 3.901
         Common Stock   3/6/06         1,151,578                   $ 2.878
         Common Stock   3/9/06           802,597                   $ 2.718




          (d) The Reporting Person no longer beneficially owns in excess of five percent (5%) of the shares in the Issuer and is thus no longer subject to reporting under section 13D of the Exchange Act.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer